

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

Timothy Fitzsimmons
Chief Financial Officer
CompoSecure, Inc.
309 Pierce St.
Somerset, NJ 08873

     Re: CompoSecure, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39687

Dear Timothy Fitzsimmons:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Crypto Assets

cc: John C. Kennedy